UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Level 3 Communications, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

52729N100
(CUSIP Number)

November 7, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.	STEELHEAD NAVIGATOR MASTER, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	80,815,944
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	80,815,944
	8.	Shared Dispositive Power	0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	80,815,944
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	5.0%
12.		Type of Reporting Person (See Instructions)	PN

1.	Names of Reporting Persons.	STEELHEAD PARTNERS, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	84,258,007
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	84,258,007
	8.	Shared Dispositive Power	0
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	84,258,007
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	5.2%
12.		Type of Reporting Person (See Instructions)	IA

1.	Names of Reporting Persons.	JAMES MICHAEL JOHNSTON
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	0
	6.	Shared Voting Power	84,258,007
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	84,258,007
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	84,258,007
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	5.2%
12.		Type of Reporting Person (See Instructions)	IN/HC

1.	Names of Reporting Persons.	BRIAN KATZ KLEIN
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power	0
	6.	Shared Voting Power	84,258,007
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	84,258,007
9.		Aggregate Amount Beneficially Owned by Each Reporting Person	84,258,007
10.		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.		Percent of Class Represented by Amount in Row (9)	5.2%
12.		Type of Reporting Person (See Instructions)	IN/HC

Item 1.

(a) Name of Issuer: (b) Address of Issuer’s Principal Executive Office:	Level 3 Communications, Inc. 1025 Eldorado Boulevard Broomfield, CO 80021

Item 2.

(a) Name of Person Filing:	Steelhead Navigator Master, L.P. (“Master”) Steelhead Partners, LLC (“Steelhead”) James Michael Johnston Brian Katz Klein

(b) Address of Principal Business Office or, if none, Residence:	The business address of each reporting person is 1301 First Avenue, Suite 201, Seattle, WA 98101.

(c) Citizenship:	Reference is made to Item 4 of pages 2, 3, 4 and 5 of this Schedule 13G (this “Schedule”), which Items are incorporated by reference herein.

(d) Title of Class of Securities:	Common Stock, par value $.01 per share

(e) CUSIP Number:	52729N100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐       (a)       Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐       (b)       Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐       (c)       Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐       (d)       Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐       (e)       An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐       (f)       An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐       (g)       A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐       (h)       A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐       (i)       A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐       (j)       Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reference is hereby made to Items 5-9 and 11 of pages 2, 3, 4, and 5 of this Schedule, which Items are incorporated by reference herein.

The securities reported on this Schedule as beneficially owned by Steelhead (the “Securities”) are held by or for the benefit of certain investment limited partnerships (including Master) and other client accounts.  Steelhead, as those investment limited partnerships’ and other client accounts’ general partner and/or investment manager, and as the sole member of Master’s general partner, and each of J. Michael Johnston and Brian K. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the Securities held  by or for the benefit of such investment limited partnerships and other client accounts for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), insofar as they may be deemed to have the power to direct the voting or disposition of such Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnston or Mr. Klein is, for any purpose, the beneficial owner of any of the Securities to which this Schedule relates, and each of Steelhead, Mr. Johnston and Mr. Klein disclaims beneficial ownership as to the Securities, except to the extent of their respective pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the “beneficial owners” of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of such Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in Item 11 of pages 2, 3, 4 and 5  was derived from the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 10, 2008, in which the Issuer stated that the number of shares of its Common Stock outstanding as of October 31, 2008 was 1,611,053,938.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2008	STEELHEAD PARTNERS, LLC By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
JAMES MICHAEL JOHNSTON /s/ James Michael Johnston James Michael Johnston
BRIAN KATZ KLEIN /s/ Brian Katz Klein Brian Katz Klein

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2008	STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 12

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: November 12, 2008	STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
STEELHEAD PARTNERS, LLC By: /s/ James Michael Johnston James Michael Johnston Its Member-Manager
JAMES MICHAEL JOHNSTON /s/ James Michael Johnston James Michael Johnston
BRIAN KATZ KLEIN /s/ Brian Katz Klein Brian Katz Klein